SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2003

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F _X_   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ___       No ____


Enclosures:

1.       Press release dated May 27, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Hellenic Telecommunications Organization S.A.


                                By: /s/___Dimitris Kouvatos___
                                    Name: Dimitris Kouvatos
                                    Title: Chief Financial Officer

Date: 27 May 2003

                                                                Exhibit 99.1

                OTE Announces Statement Regarding Cosmorom S.A.

     ATHENS, Greece--(BUSINESS WIRE)--May 27, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that Cosmorom S.A. (Cosmorom), the wholly owned consolidated mobile telephony subsidiary of RomTelecom S.A. (RomTelecom) and an indirect non-material subsidiary of OTE, has not reached agreement to date with its principal equipment supplier on the payment of outstanding trade liabilities claimed by the supplier to be owed by Cosmorom in the amount of approximately EUR100 million, plus interest. Negotiations are continuing. OTE is not willing at this time to provide additional funds by way of shareholders' contributions or loan finance to enable Cosmorom to discharge such liabilities in full as it has no legal obligation to do so. OTE International, together with the other shareholder in RomTelecom, the Romanian State, are examining options in respect of the status of Cosmorom.

     The failure by Cosmorom to make payment of outstanding trade liabilities owed to its equipment supplier caused a non-payment default by OTE under the EUR1.1 billion 6.125% guaranteed notes due 2007 (issued by its subsidiary OTE PLC and guaranteed by OTE) and OTE's US$1.0 billion senior loan facility, as OTE has become RomTelecom's majority shareholder in March 2003. OTE is addressing such non-payment defaults by, among other measures, seeking appropriate waivers from noteholders and the syndicate of financial institutions participating in the loan facility.

     About OTE

     OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

     Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

     Additional Information is also available on http://www.ote.gr.

     Forward-looking statement Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             George Rallis - Investor Relations Officer,
             Tel: +30 210 611 5888; email: grallis@ote.gr or
             Kostas Bratsikas - Investor Relations,
             Tel: +30 210 611 1428; email: brakon@ote.gr or
             Taylor Rafferty: London:
             +44 20 7936 0400,
             New York: +1 212-889-4350;
             email: ote@taylor-rafferty.com